This filing is made pursuant to Rule 424(b)(2)
under the Securities Act of 1933 in connection with
Registration No. 333-233119

PRICING SUPPLEMENT

(To Prospectus dated August 8, 2019 and

Prospectus Supplement dated August 8, 2019)

€1,500,000,000

€500,000,000 1.600% Medium-Term Notes, Series A, due April 20, 2022

€1,000,000,000 1.950% Medium-Term Notes, Series A, due October 18, 2024

We are offering €500,000,000 aggregate principal amount of 1.600% Medium-Term Notes, Series A, due April 20, 2022 (the “2022 Notes”) and €1,000,000,000 aggregate principal amount of 1.950% Medium-Term Notes, Series A, due October 18, 2024 (the “2024 Notes” and, together with the 2022 Notes, the “Notes”). The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2022 Notes on April 20 of each year and, if applicable, at maturity or earlier redemption. We will pay interest on the 2024 Notes on October 18 of each year and, if applicable, at maturity or earlier redemption. The first interest payment on the 2022 Notes will be on April 20, 2021 and the first interest payment on the 2024 Notes will be on October 18, 2020. We may redeem some or all of the Notes of either tranche at any time at our option at the applicable redemption prices set forth in this pricing supplement under “Description of the Notes—Optional Redemption.” In addition, the Notes of either tranche may be redeemed in whole but not in part, at any time at our option, in the event of certain developments affecting U.S. taxation. See “Description of the Notes—Redemption for Tax Reasons.” The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Application will be made to list the Notes on the New York Stock Exchange although we cannot guarantee such listing will be obtained. Currently, there is no public market for the Notes.

Investing in the Notes involves a number of risks. See the risks described in the “Risk Factors” section beginning on page PS-3 of this pricing supplement, in the “Risk Factors” section beginning on page S-1 of the prospectus supplement and in the “Risk Factors” section beginning on page 11 of our Annual Report on Form 10-K for the year ended March 31, 2019 filed with the Securities and Exchange Commission.

	2022 Notes		2024 Notes
	Per Note	Total	Per Note	Total
Public Offering Price (1)	99.9880%	€499,940,000	99.8680%	€998,680,000
Underwriting Discount	0.1000%	€500,000	0.3188%	€3,188,000
Proceeds, Before Expenses, to AHFC	99.8880%	€499,440,000	99.5492%	€995,492,000

(1)	Plus accrued interest, if any, from April 20, 2020 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form through Clearstream Banking S.A., and Euroclear Bank SA/NV, as operator of the Euroclear System, on or about April 20, 2020.

Joint Book-Running Managers

Barclays	Citigroup	Deutsche Bank	MUFG

Co-Managers

ANZ Securities	ING	J.P. Morgan	Mizuho Securities

The date of this pricing supplement is April 15, 2020.

In this pricing supplement, unless otherwise indicated by the context, “AHFC,” “we,” “us” and “our” refer solely to American Honda Finance Corporation (excluding its subsidiaries). AHFC is the issuer of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus, as applicable.

This pricing supplement does not contain complete information about the offering or terms of the Notes. No one may use this pricing supplement to offer and sell the Notes unless it is accompanied or preceded by the prospectus supplement and the prospectus. We are responsible only for the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus issued or authorized by us. We have not, and the Underwriters have not, authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may give you. You should assume that the information included in this pricing supplement, the accompanying prospectus supplement and prospectus, or incorporated by reference herein or therein, is representative as of the date on the front cover of this pricing supplement, the accompanying prospectus supplement or prospectus, or the document incorporated by reference, as applicable. Our business, financial condition, results of operations, liquidity, cash flows and prospects may have changed since then.

PS-i

The Notes are being offered only for sale in jurisdictions where it is lawful to make such offers. The distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and any related free writing prospectus and the offering of the Notes in other jurisdictions may also be restricted by law. Persons who receive this pricing supplement, the accompanying prospectus supplement and prospectus and any related free writing prospectus should inform themselves about and observe any such restrictions. This pricing supplement, the accompanying prospectus supplement and prospectus and any related free writing prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus before making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC” in the accompanying prospectus.

References in this pricing supplement to “$,” “dollars,” “U.S.$” or “U.S. dollars” are to the currency of the United States of America, to “£” or “ Sterling” are to the currency of the United Kingdom (the “UK”) and to “€ ” or “euro” are to the currency introduced at the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Union, as amended from time to time.

IN CONNECTION WITH THE ISSUE OF THE NOTES, DEUTSCHE BANK AG, LONDON BRANCH (IN THIS CAPACITY, THE “STABILIZING MANAGER”) (OR ANY PERSON ACTING ON ITS BEHALF) MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, STABILIZATION MAY NOT NECESSARILY OCCUR. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE, AND, IF BEGUN, MAY CEASE AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT COMMENCED MUST BE CARRIED OUT BY THE RELEVANT STABILIZING MANAGER (OR PERSONS ACTING ON BEHALF OF SUCH STABILIZING MANAGER) IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

None of this pricing supplement, the accompanying prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the European’s Union Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”) or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation

PS-ii

(EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

MIFID II product governance / Professional investors and ECPs only target market—Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the UK’s Financial Services and Markets Act 2000, as amended (“FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the UK. The communication of this pricing supplement and any documents and/or materials relating to the Notes as a financial promotion is only being made to those persons in the UK who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the UK, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the UK that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (“SFA”)—The Notes are “prescribed capital market products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PS-iii

SUMMARY

The following is a brief summary of the terms of the Notes. The summary is not complete and it likely does not contain all the information that is important to you. A more detailed description of the Notes is contained in this pricing supplement under the section “Description of the Notes” and the accompanying prospectus supplement under the section “Description of the Notes.” You should read this entire pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, herein and therein carefully before making an investment decision.

The Offering

Issuer	American Honda Finance Corporation.

Notes Offered	€500,000,000 aggregate principal amount of 1.600% Medium-Term Notes, Series A, due April 20, 2022 and €1,000,000,000 aggregate principal amount of 1.950% Medium-Term Notes, Series A, due October 18, 2024.

Stated Maturity Date	Unless earlier redeemed, the 2022 Notes will mature on April 20, 2022 and the 2024 Notes will mature on October 18, 2024.

Optional Redemption	We may redeem the Notes of either tranche in whole or in part at the applicable redemption prices described under “Description of the Notes—Optional Redemption.”

2022 Notes Interest Payment Dates	April 20 of each year, beginning April 20, 2021.

2024 Notes Interest Payment Dates	October 18 of each year, beginning October 18, 2020 (short first coupon).

Currency of Payment	All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in euro. If the euro is unavailable in our good faith judgment due to the imposition of exchange controls or other circumstances beyond our control or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes may be made in U.S. dollars. See “Description of the Notes—Issuance of the Notes in Euro.”

Denomination	The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Ranking	The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

Use of Proceeds	We intend to use the net proceeds of this offering for general corporate purposes. See “Use of Proceeds” in this pricing supplement.

Payment of Additional Amounts	We will, subject to the exceptions and limitations set forth under “Description of the Notes—Payment of Additional Amounts”, pay as

additional amounts (“Additional Amounts”) such amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a United States Alien (as defined in “Description of the Notes—Payment of Additional Amounts”), after deduction for any present or future tax, assessment or governmental charge of the United States (as defined in “Description of the Notes—Payment of Additional Amounts”), or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable. See “Description of the Notes—Payment of Additional Amounts.”

Redemption for Tax Reasons	We may redeem all, but not less than all, of the Notes of either tranche in the event of certain changes in the tax laws of the United States (or any political subdivision or taxing authority thereof or therein) that would obligate us to pay Additional Amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with unpaid interest on such Notes, if any, accrued to, but not including, the date fixed for redemption. See “Description of the Notes—Redemption for Tax Reasons.”

Listing	Application will be made to list the Notes on the New York Stock Exchange although we cannot guarantee such listing will be obtained.

Trustee and Paying Agent	Deutsche Bank Trust Company Americas.

Registrar and Transfer Agent	Deutsche Bank Trust Company Americas.

Book-Entry	Each tranche of Notes will be issued in book-entry form and will be represented by one or more global notes deposited with, or on behalf of, a common depositary on behalf of Clearstream Banking S.A. (“Clearstream”) and Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) and registered in the name of the common depositary or its nominee. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by Clearstream and Euroclear and their participants, and these beneficial interests may not be exchanged for certificated notes, except in limited circumstances. See “Description of the Notes—Book-Entry Delivery and Settlement.”

Risk Factors	See “Risk Factors” and the other information included or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus, including the risk factors disclosed under the “Risk Factors” section beginning on page PS-3 of this pricing supplement, the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and the “Risk Factors” section beginning on page 11 of our Annual Report on Form 10-K for the year ended March 31, 2019 filed with the Securities and Exchange Commission for a discussion of the factors you should carefully consider before deciding to invest in the Notes.

Governing Law	State of New York.

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial, tax, accounting and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors discussed in the accompanying prospectus supplement, the accompanying prospectus and in our most recent annual, quarterly and current reports which are incorporated by reference into this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus before deciding to make an investment in the Notes.

Risks Relating To Our Business

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The ongoing global COVID-19 pandemic could materially adversely affect our business, results of operations, cash flows and financial condition. For instance, the COVID-19 pandemic and the actions taken to slow its spread, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have impacted and may continue to impact our workforce and have resulted in and may continue to result in the temporary closure of the sales operations of a number of Honda and Acura dealerships. A large portion of our workforce is temporarily working remotely. This may negatively affect our business, particularly if our infrastructure and information technology systems are not capable of supporting our remote work force or otherwise experience business interruptions or failed processes or if most of our workforce transitions to working from home.

The COVID-19 pandemic and the related restrictions have also adversely affected the business of our parent, American Honda Motors (“AHM”), and our ultimate parent, Honda Motor Co., Ltd. (“HMC”), in a number of ways, including the temporary suspension of production at all plants in North America, which will continue through the start of May, and selected plants in countries outside of North America. There is a possibility that this suspension may be extended. The COVID-19 pandemic and the related restrictions have also caused an economic slowdown, an increase in unemployment claims, have resulted and are expected to continue to result in decreased consumer spending, and could cause a severe global recession. In addition, these events may result in a disruption in the supply chain of the vehicles we finance and have resulted in and may continue to result in a significant decline in the sale of Honda and Acura products and our financing of those products. In addition, we expect these events will result in lower used vehicle prices and increase consumer delinquencies and dealer defaults, or cause other unpredictable and adverse effects. Similar to relief options we have previously offered to customers and dealers impacted by natural disasters, we are currently offering payment relief options to those customers and dealers impacted by COVID-19, including finance contract extensions, deferrals or extensions of lease payments, waiver of late charges, a moratorium on involuntary repossessions, interest deferments for dealer floorplans, and interest only payments for dealer commercial loans. Unlike the relief options we have historically offered for natural disasters, which were limited to the affected geographies, the foregoing relief is being offered across the United States and Canada due to the widespread impact of the COVID-19 pandemic. These actions, along with the other known and unknown adverse impacts of the pandemic, are expected to increase customer’s delinquencies and our credit and residual value losses, as well as our allowance for credit losses and early termination losses on operating leases, and could materially adversely affect our business, financial condition, results of operations, and cash flows.

The COVID-19 pandemic has also led to disruption and volatility in the global capital markets, which has increased and may continue to increase our cost of capital and has adversely affected and may continue to adversely affect our ability to access the capital markets. In addition, the foregoing events and the uncertainty relating thereto have adversely affected our short-term and long-term credit ratings and may continue to further adversely affect our ratings. For example, Moody’s Investors Service has recently downgraded our short-term and long-term issuer ratings to P-2 and A3, respectively, keeping those ratings under review for further downgrade, and S&P Global Ratings placed our short-term and long-term issuer ratings on CreditWatch with negative implications. If either S&P Global Ratings or Fitch Ratings Inc. downgrade our short-term issuer rating, we will lose our Tier-1 commercial paper issuer status, which is likely to reduce our borrowing capacity or increase our costs in the commercial paper markets and may require us to rely more heavily on more expensive types of debt financing or draw on other lines of credit. Additionally, further downgrades, changes to a negative outlook, or placement on review for possible downgrades of our long-term unsecured ratings could also result in an increase in our borrowing costs as well as reduced access to global debt capital markets.

The duration of the COVID-19 pandemic is uncertain, and the extent to which the COVID-19 outbreak adversely impacts our business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions taken to contain its impact. While we do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole, the effects could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Moreover, many risk factors set forth in the Annual Report on Form 10-K for the year ended March 31, 2019 should be interpreted as heightened risks as a result of the impact of the COVID-19 pandemic.

Risks Relating To The Notes

An investment in the Notes by a purchaser whose home currency is not the euro entails significant risks.

An investment in securities which are denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser primarily conducts its business or activities (in each case, the “home currency”) entails significant risks not associated with securities denominated and payable in the home currency. Accordingly, an investment in the Notes by a purchaser whose home currency is not the euro entails significant risks. These risks include the possibility of significant changes in rates of exchange between the holder’s home currency and the euro, the possibility of the imposition or subsequent modification of foreign exchange controls and the possibility of tax consequences for the holder as a result of any foreign exchange gains resulting from an investment in the Notes. These risks generally depend on factors over which we have no control. Changes in foreign currency exchange rates between two currencies result from the interaction over time of many factors directly or indirectly affecting economic, financial and political conditions in the countries issuing such currencies, and economic and political developments globally and in other relevant countries. Foreign currency exchange rates may be affected by, among other factors, existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments between countries, the aggregate amount of a national government’s outstanding debt, and the extent of governmental surpluses or deficits in various countries. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. Moreover, current global economic conditions and the actions taken or to be taken by various national governments in response to such conditions could significantly affect the exchange rates between the euro and a holder’s home currency.

Rates of exchange between the euro and certain currencies have been highly volatile, and each holder should be aware that such volatility may continue to occur. Fluctuations in any particular exchange rate that have occurred in the past, however, are not necessarily indicative of fluctuations in the rate that may occur during the term of the Notes. Depreciation of the euro against the holder’s home currency would result in a decrease in the effective yield of the Notes below its coupon rate and, in certain circumstances, could result in a loss to the holder. Appreciation of the euro in relation to the holder’s home currency could have the opposite effects.

If, as permitted by the Notes, we make payments in U.S. dollars, you will be exposed to significant risks if your home currency is not U.S. dollars.

If the euro is not available in our good faith judgment for the payment of principal, premium, if any, or interest with respect to the Notes, including any payments made upon any redemption of the Notes, due to the imposition of exchange controls or other circumstances beyond the control of AHFC, or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, AHFC will be entitled to satisfy its obligations to holders of the Notes by making that payment in U.S. dollars on the basis of the market exchange rate as computed by the exchange rate agent on the second Business Day before that payment is due, or if such market exchange rate is not then available, on the basis of the most recently available market exchange rate on or before the date that payment is due or as otherwise determined by AHFC in good faith, if the foregoing is impracticable. There can be no assurance that the exchange rate applicable to the Notes will be as favorable to the holders of such Notes as the exchange rates that may otherwise be available to such holders at the applicable time of conversion. Any payment in respect of the Notes so made in U.S. dollars will not constitute a default under the Indenture (as defined below). If your home currency is not U.S. dollars, any such payment will expose you to the significant risks described above under “—An investment in the Notes by a purchaser whose home currency is not the euro entails significant risks.” Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations. The potential developments regarding the availability of the euro, and the possible conversion of amounts payable into U.S. dollars, or market perceptions concerning these and related issues, could adversely affect the value of the Notes.

Foreign currency judgments are subject to exchange rate risks.

The Indenture and the Notes will be governed by and construed in accordance with the internal laws of the State of New York. New York courts will normally enter judgments or decrees for money damages in the foreign currency in which foreign currency notes are denominated. These amounts are then converted into U.S. dollars at the rate of exchange in effect on the date the judgment or decree is entered. Consequently, in a lawsuit for payment on the Notes, Noteholders would bear the currency exchange risk for the exchange rate between the U.S. dollar and the euro until a New York state court judgment is entered, which could be a long time. A Federal court sitting in New York with diversity jurisdiction over a dispute arising in connection with the Notes would apply the foregoing New York law.

In courts outside of New York, Noteholders may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the Notes in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of euro into U.S. dollars would depend upon various factors, including which court renders the judgment.

We cannot assure you that a trading market for the Notes will ever develop or be maintained.

The Notes are new issues of securities and there currently is no secondary market in which the Notes can be resold. Although we intend to apply to list each tranche of Notes on the New York Stock Exchange, no assurance can be given that we will be able to list the Notes. Even if the Notes are listed, a secondary market may never develop or be maintained. If a secondary market does develop, it may not continue or it may not be sufficiently liquid to allow you to resell your Notes if or when you want to or at a price that you consider acceptable. From time to time, the Underwriters may make a market in the Notes of either tranche, but any market making may be discontinued at any time. In evaluating the Notes, you should assume that you will be holding the Notes until their maturity.

Noteholders are exposed to the consequences of denomination of a minimum specified denomination plus a higher integral multiple.

The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. As is the case with any issue of Notes that have a denomination consisting of a minimum specified denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €100,000 (or its equivalent) that are not integral multiples of €100,000 (or its equivalent). In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum specified denomination may not receive a definitive note in respect of such holding (should definitive notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to the minimum specified denomination.

The UK’s impending departure from the European Union could adversely affect the value of the Notes.

The UK held a referendum on June 23, 2016 in which a majority of voters voted to exit the European Union (“Brexit”) and on March 29, 2017, the UK submitted a formal notification of its intention to withdraw from the European Union pursuant to Article 50 of the Treaty of Lisbon. On January 31, 2020, the UK withdrew from the European Union under the terms of a withdrawal agreement which provides for a transition period that is currently expected to end on December 31, 2020. During the transition period, the UK will essentially be treated as a member state of the European Union (except that the UK will not be represented by, or participate in, the decision-making bodies of the European Union) and the regulatory regime will remain the same across the UK and the European Union with all existing trading arrangements being maintained. The future relationship between the UK and the European Union remains uncertain as the two parties work through the transition period to negotiate the details of their future relationship, including the terms of trade between the UK and the European Union and potentially other countries. If the transition period ends and no agreement is reached, the default scenario would be a “no-deal” Brexit in which the UK would leave the European Union with no agreements in place beyond (i) any temporary arrangements that have or may be put in place by the European Union, or individual member states of the European Union, and the UK as part of no-deal contingency efforts and (ii) those conferred by mutual membership of the World Trade Organization.

The effects of Brexit on the value of the Notes will depend on whatever agreements the UK makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the euro. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which European Union laws to replace or replicate, including competition laws. Any of these effects of Brexit, and others we cannot anticipate, could negatively impact the liquidity and/or value of the Notes.

CURRENCY CONVERSION

Principal, premium, if any, and interest payments in respect of the Notes, including any payments made upon any redemption in respect of the Notes, will be payable in euro. If the euro is not available in our good faith judgment for the payment of principal, premium, if any, or interest with respect to the Notes, including any payments made upon any redemption of the Notes, due to the imposition of exchange controls or other circumstances beyond the control of AHFC, or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, AHFC will be entitled to satisfy its obligations to holders of the Notes by making that payment in U.S. dollars on the basis of the market exchange rate as computed by the exchange rate agent on the second Business Day before that payment is due, or if such market exchange rate is not then available, on the basis of the most recently available market exchange rate on or before the date that payment is due or as otherwise determined by AHFC in good faith, if the foregoing is impracticable.

Any payment in respect of the Notes so made in U.S. dollars will not constitute a default under the Indenture. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

Investors will be subject to foreign exchange risks as to payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, that may have important economic and tax consequences to them. See “Risk Factors.” You should consult your own financial, legal and tax advisors as to the risks involved in an investment in the Notes.

On April 10, 2020, the euro/U.S.$ rate of exchange was €1.00/U.S.$1.0936, as reported by Bloomberg.

Any information provided in this pricing supplement concerning exchange rates is provided as a matter of information only and you should not regard it as indicative of the range of or trends in fluctuations in currency exchange rates that may occur in the future.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of the Notes, after deducting the underwriting discount and expenses payable by us, of approximately €1.49 billion, or $1.63 billion, based on the euro/U.S.$ rate of €1.00/U.S.$1.0936 as of April 10, 2020, as reported by Bloomberg. We intend to use the net proceeds of this offering for general corporate purposes. Pending such applications, such proceeds may be temporarily invested in short-term marketable securities.

DESCRIPTION OF THE NOTES

General

Each tranche of Notes is a tranche of our Medium-Term Notes, Series A. The Notes will be issued under an indenture dated as of September 5, 2013, between us and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 8, 2018, between AHFC and the Trustee (as so supplemented, the “Indenture”). The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). This description supplements, and to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and our Medium-Term Notes, Series A, described in the accompanying prospectus supplement. The following summary of specified provisions of the Indenture and the Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual provisions of the Indenture, including the definitions contained in the Indenture of some of the terms used below, and the Notes, a copy of which has been filed as an exhibit to the registration statement of which this pricing supplement and accompanying prospectus supplement and prospectus are a part.

The 2022 Notes initially will be limited to an aggregate principal amount of €500,000,000 and the 2024 Notes initially will be limited to an aggregate principal amount of €1,000,000,000. See “—Further Issuances” below. The Notes will be issued in minimum denominations of €100,000, and integral multiples of €1,000, in excess thereof.

The Notes will be our general unsecured and unsubordinated obligations, will rank equally with all of our existing and future unsecured and unsubordinated indebtedness from time to time outstanding and will be considered part of the same series of notes as any of our other Medium-Term Notes, Series A, previously issued or issued in the future. The Indenture does not limit the amount of Notes, debentures or other evidence of indebtedness that we may issue under the Indenture or otherwise and provides that debt securities under the Indenture may be issued from time to time in one or more series.

We have initially designated Deutsche Bank Trust Company Americas as our paying agent (the “Paying Agent”), registrar and transfer agent where Notes may be presented for payment.

The entire principal amount of the 2022 Notes will mature and become payable, together with unpaid interest, if any, accrued thereon on April 20, 2022, and the entire principal amount of the 2024 Notes will mature and become payable, together with unpaid interest, if any, accrued thereon on October 18, 2024 (each, a “Stated Maturity Date” with respect to the applicable tranche of Notes), in each case, unless redeemed earlier as described below under “—Optional Redemption” and “—Redemption for Tax Reasons.” The Notes will not be subject to any sinking fund provisions and will not be convertible into or exchangeable for any of our equity interests.

The principal of each Note payable at maturity or earlier redemption will be paid in euro against presentation and surrender at the office or agency maintained for such purpose.

Under the Indenture, holders of the Notes will vote with holders of all other tranches of our Medium-Term Notes, Series A, as a single class. As of April 10, 2020, we had approximately $21.35 billion aggregate principal amount (approximately €19.52 billion aggregate principal amount based on the euro/U.S.$ rate of exchange of €1.00/U.S.$1.0936 as of April 10, 2020, as reported by Bloomberg), £600.00 million aggregate principal amount (approximately €684.45 million aggregate principal amount based on the euro/Sterling rate of exchange of €1.00/£0.87661 as of April 10, 2020, as reported by Bloomberg) and €2.80 billion aggregate principal amount of Medium-Term Notes, Series A, outstanding under the Indenture.

The Indenture contains provisions that require the consent of or action by a specified percentage of the aggregate principal amount of our Medium-Term Notes, Series A, acting as a single class. For example, holders of a majority in aggregate principal amount of our Medium-Term Notes, Series A, as a single class, may consent to certain modifications or amendments to the Indenture and waiver of certain continuing defaults under the Indenture, as described under “Description of Debt Securities—Modification, Waivers and Meetings” in the accompanying prospectus, and holders of at least 25% in aggregate principal amount of our Medium-Term Notes, Series A, as a single class, may declare the principal amount of our Medium-Term Notes, Series A, to be due and payable immediately upon the occurrence of certain events of default, as described under “Description of Debt Securities—Events of Default” in the accompanying prospectus. Therefore, because the Medium-Term Notes, Series A, vote as a single class, a greater percentage of the principal amount of the Notes, may be required to take action under the Indenture and the aggregate principal amount of the Notes may not be sufficient to take action under the Indenture in the future. In addition, under the accompanying prospectus supplement, we may issue up to $30,000,000,000 aggregate principal amount (approximately €27.43 billion aggregate principal amount based on the euro/U.S.$ rate of exchange of €1.00/U.S.$1.0936 as of April 10, 2020, as reported by Bloomberg) of Medium-Term Notes, Series A, under the Indenture, of which, as of April 10, 2020, approximately $4.35 billion aggregate principal amount (approximately €3.98 billion aggregate principal amount based on the euro/U.S.$ rate of exchange of €1.00/U.S.$1.0936 as of April 10, 2020, as reported by Bloomberg) of Medium-Term Notes, Series A has previously been issued. We may increase the authorized aggregate principal amount of our Medium-Term Notes, Series A, at any time without your consent.

The 2022 Notes will bear interest at 1.600% per year and will accrue from April 20, 2020 (the “Settlement Date”) or from the immediately preceding interest payment date to which interest has been paid. Interest on the 2022 Notes is payable annually in arrears on April 20, commencing April 20, 2021 (each a “2022 Note Interest Payment Date”). The 2024 Notes will bear interest at 1.950% per year and will accrue from the Settlement Date or from the immediately preceding interest payment date to which interest has been paid. Interest on the 2024 Notes is payable annually in arrears on October 18, commencing October 18, 2020 (each a “2024 Note Interest Payment Date,” and each of the 2022 Note Interest Payment Date and the 2024 Note Interest Payment Date, an “Interest Payment Date” with respect to the applicable tranche of Notes).

Interest payable on an Interest Payment Date will be paid to the persons in whose names the Notes are registered at the close of business on the regular record date; provided, however, that interest payable at the Stated Maturity Date or earlier redemption date will be payable to the person to whom principal shall be payable. The regular record date for the Notes will be the fifteenth calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date. Interest payable on an Interest Payment Date will be computed on the basis of an Actual/Actual (ICMA) (as defined in the rulebook of the International Capital Market Association) day count convention.

If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest and Additional Amounts, if any, will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or such redemption date, as the case may be, to the date of such payment on the next succeeding Business Day. For purposes of the Notes, “Business Day” means any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system) or any successor thereto, is open.

Issuance of the Notes in Euro

Initial holders will be required to pay for the Notes in euro, and principal, premium, if any, and interest payments in respect of the Notes, including any payments made upon any redemption of the Notes, will be payable in euro.

If the euro is not available in our good faith judgment for the payment of principal, premium, if any, or interest with respect to the Notes, including payments of redemption on the Notes, due to the imposition of exchange controls or other circumstances beyond the control of AHFC, or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, AHFC will be entitled to satisfy its obligations to holders of the Notes by making that payment in U.S. dollars on the basis of the Market Exchange Rate (as defined below) as computed by the exchange rate agent on the second Business Day before that payment is due, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate on or before the date that payment is due or as otherwise determined by AHFC in good faith, if the foregoing is impracticable. Any payment in respect of the Notes so made in U.S. dollars will not constitute a default under the Indenture. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

The “Market Exchange Rate” means the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

In the event that the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or an official redenomination of the euro, AHFC’s obligations with respect to payments on the Notes shall, in each case, be regarded immediately following such redenomination as providing for the payment of that amount of euros representing the amount of such obligations immediately before such redenomination. The Notes do not provide for any adjustment to any amount payable under the Notes as a result of any change in the value of euros relative to any other currency due solely to fluctuations in exchange rates.

All determinations referred to above made by the exchange rate agent will be at its sole discretion and will, in the absence of clear error, be conclusive for all purposes and binding on the holders of the Notes.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional notes of either tranche, having the same ranking, interest rate, Stated Maturity Date, redemption provisions and other terms as a particular tranche of Notes, as applicable, except for (1) the original issue date, (2) the issue price and (3) in some cases, the first interest payment date; provided, however, such additional notes must be fungible with the previously issued notes for U.S. federal income tax purposes. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional debt securities, under the Indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Optional Redemption

The Notes of either tranche will be redeemable before their maturity, in whole or in part, at our option, at any time, at a “make-whole” redemption price in cash equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to but excluding the relevant redemption date) discounted to the relevant redemption date on an annual basis (based on an Actual/Actual

(ICMA) (as defined in the rulebook of International Capital Market Association) day count convention) at the applicable Comparable Government Bond Rate plus 35 basis points in the case of the 2022 Notes and 40 basis points in the case of the 2024 Notes, plus, in each case, in each of clause (i) and (ii), unpaid interest, if any, thereon accrued to but excluding the relevant redemption date. The following definitions will apply with respect to the foregoing:

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other European government bond as such Independent Investment Banker may, with the advice of three brokers of, and/or market makers in, European government bonds selected by such Independent Investment Banker, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an Independent Investment Banker.

“Independent Investment Banker” means each of Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, and MUFG Securities EMEA plc and their respective successors, or, if such firm is unwilling or unable to select the Comparable Government Bond, an independent investment banking institution of international standing appointed by AHFC.

Notice of any redemption will be given in writing not more than 60 nor less than 30 days before the redemption date to each holder of the Notes to be redeemed. Such notice of redemption shall specify the principal amount of Notes to be redeemed, ISIN and Common Code numbers of the Notes to be redeemed, the redemption date, the redemption price, the place or places of payment and that payment will be made upon presentation and surrender of such Notes. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

If less than all of the Notes of a tranche are to be redeemed, the Trustee will select Notes of such tranche to be redeemed, which, in the case of Notes of such tranche in book-entry form, will be in accordance with the procedures of the applicable depositary. The Trustee may select Notes and portions of Notes of a tranche in amounts of €100,000 and integral multiples of €1,000 in excess thereof.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay as additional interest such Additional Amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a United States Alien (as such term is defined below), after deduction for any present or future tax, assessment or governmental charge of the United States (as such term is defined below), or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable. However, the foregoing obligation to pay Additional Amounts shall not apply:

(a)

to any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or holder of power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or holder of a power) being considered as:

(i)	being or having been present or engaged in a trade or business in the United States or having had a permanent establishment therein;

(ii)	having a current or former relationship with the United States, including a relationship as a citizen or resident or being treated as a resident thereof; or

(iii)

being or having been, for United States federal income tax purposes, a personal holding company, a “controlled foreign corporation”, a “passive foreign investment company” (including a qualified electing fund), a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization;

(b)

to any tax, assessment or other governmental charge imposed by reason of the holder (i) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of stock of AHFC entitled to vote, (ii) receiving interest described in Section 881(c)(3)(A) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or (iii) being a controlled foreign corporation with respect to the United States that is related to AHFC by actual or constructive stock ownership;

(c)

to any holder that is a fiduciary or partnership or other than the sole beneficial owner of the Note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or member of such partnership or a beneficial owner of the Note would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Note;

(d)

to any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements under United States income tax laws, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the United States of the holder or a beneficial owner of such Note, if such compliance is required by United States income tax laws, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

(e)	to any tax, assessment or governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

(f)

to any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of such Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(g)	to any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

(h)

to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced to conform to, any European Union Directive on the taxation of savings;

(i)	to any tax, assessment or governmental charge that is payable otherwise than by withholding by AHFC or the Paying Agent from the payment of the principal of or interest on such Note;

(j)

to any tax, assessment or governmental charge required to be withheld by any Paying Agent from such payment of principal of or interest on any Note, if such payment can be made without such withholding by any other Paying Agent;

(k)	to any withholding or deduction on or in respect of any Note pursuant to sections 1471 through 1474 of the Code, and the regulations, administrative guidance and official interpretations promulgated thereunder (“FATCA”), any agreement entered into pursuant to Section 1471(b)(1) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of FATCA; or

(l)	to any tax imposed as a result of any combination of the above.

The term “United States” means the United States of America, the States thereof (including the District of Columbia) and any other political subdivision or taxing authority thereof or therein affecting taxation, and the term “United States Alien” means any corporation, partnership, individual or fiduciary that, as to the United States, is for United States federal income tax purposes (A) a foreign corporation, (B) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust, (C) a non-resident alien individual, or (D) a non-resident alien fiduciary of a foreign estate or trust.

Redemption for Tax Reasons

If we have or will become obliged to pay Additional Amounts (as described above under the heading “—Payment of Additional Amounts”) as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Settlement Date, and we determine that such obligation cannot be avoided by the use of reasonable measures then available to us, we may, at our option, at any time, having given not less than 30 nor more than 60 days’ prior written notice to Holders, redeem, in whole, but not in part, the Notes of either tranche at a redemption price equal to 100% of their principal amount, together with unpaid interest, if any, on the Notes to be redeemed accrued to but excluding the redemption date, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such Additional Amounts if a payment in respect to such Notes were due on such date. Prior to the transmission or publication of any notice of redemption pursuant to this paragraph, we shall deliver to the Trustee a certificate signed by two directors of AHFC stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem such Notes has occurred.

Modification of the Indenture

See “Description of Debt Securities—Modification, Waivers and Meetings” in the accompanying prospectus.

Events of Default, Notice and Waiver

See “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Discharge, Defeasance and Covenant Defeasance

The defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Discharge, Legal Defeasance and Covenant Defeasance” will be applicable to the Notes.

Governing Law

The Indenture is governed by, and construed in accordance with, the laws of the State of New York, and, once issued, the Notes will be as well.

Book-Entry Delivery and Settlement

We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

Global Clearance and Settlement

Each tranche of Notes will be issued in the form of one or more global notes in fully registered form, without coupons, and will be deposited with, or on behalf of, a common depositary for, and in respect of interests held through, Euroclear and Clearstream. Except as described herein, certificates will not be issued in exchange for beneficial interests in the global notes.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to the common depositary, its successors or their respective nominees.

Beneficial interests in the global notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests will be in denominations of €100,000 and integral multiples of €1,000 in excess thereof. Investors may hold Notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, and, except as described herein, will not receive or be entitled to receive physical delivery of Notes in definitive form. So long as the common depositary for Euroclear and Clearstream or such common depositary’s nominee is the registered holder of the global notes, the common depositary or such nominee, as the case may be, will be considered the sole holder of the Notes represented by the global notes for all purposes under the Indenture and the global notes. Except as provided below, beneficial owners will not be considered the owners or holders of the Notes under the Indenture, including for purposes of receiving any reports delivered by us or the Trustee pursuant to the Indenture. Accordingly, each beneficial owner must rely on the procedures of the clearing systems and, if such person is not a participant of the clearing systems, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the Indenture, the clearing systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the clearing systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in global notes.

Clearstream

Clearstream has advised that it is incorporated under the laws of Luxembourg and licensed as a bank and professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream has established an electronic bridge with the Euroclear Operator (as defined below) to facilitate the settlement of trades between Clearstream and Euroclear. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream participant, either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.

Euroclear

Euroclear has advised that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions.

Euroclear and Clearstream Arrangements

So long as the common depositary for Euroclear or Clearstream or such common depositary’s nominee is the registered holder of the global notes, the common depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global notes for all purposes under the Indenture and the Notes. Payments of principal, interest and Additional Amounts, if any, in respect of the global notes will be made to the common depositary or such common depositary’s nominee, as the case may be, as registered holder thereof. None of us, the Trustee, any agent and any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the Securities Act of 1933, as amended, or the “Securities Act”) will have any responsibility or liability for any records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Distributions of principal, premium, if any, and interest with respect to the global notes, including any payments made upon any redemption of the global notes, will be credited in euro to the extent received by Euroclear or Clearstream from the Paying Agent to the cash accounts of Euroclear or Clearstream customers in accordance with the relevant system’s rules and procedures.

Because Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the global notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

Initial Settlement

We understand that investors that hold their Notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form. Subject to applicable procedures of Clearstream and Euroclear, Notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date, for value on the settlement date.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Notes where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

We understand that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the Notes, or to make or receive a payment or delivery of the Notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the Indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Exchange of Global Notes for Certificated Notes

Subject to certain conditions, the Notes represented by the global notes are exchangeable for notes in definitive form of like tenor in minimum denominations of €100,000 principal amount and multiples of €1,000 in excess thereof if:

(1)	Clearstream, Euroclear or any successor thereto notifies us that it is unwilling or unable to act as a clearing system for such tranche of Notes;

(2)	we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated notes with respect to such tranche of Notes; or

(3)	there has occurred and is continuing an event of default with respect to such tranche of Notes.

In all cases, definitive notes delivered in exchange for any global note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the common depositary (in accordance with its customary procedures).

Payments (including principal, premium, if any, and interest) and transfers with respect to notes in definitive form may be executed at the office or agency maintained for such purpose, at our option, by check mailed to the holders thereof at the respective addresses set forth in the register of holders of the Notes, provided that all payments (including principal, premium, if any, and interest) with respect to notes in definitive form, for which the holders thereof have given wire transfer instructions, will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. No service charge will be made for any registration of transfer, but payment of a sum sufficient to cover any tax or governmental charge payable in connection with that registration may be required.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated April 15, 2020 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement, dated August 8, 2019, between us and the agents named in the prospectus supplement, we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principal, the principal amount of each tranche of the Notes set forth below opposite their names.

Underwriters	Aggregate Principal Amount of 2022 Notes	Aggregate Principal Amount of 2024 Notes
Barclays Bank PLC	€106,250,000	€212,500,000
Citigroup Global Markets Limited	106,250,000	212,500,000
Deutsche Bank AG, London Branch	106,250,000	212,500,000
MUFG Securities EMEA plc	106,250,000	212,500,000
ANZ Securities, Inc.	18,750,000	37,500,000
ING Bank N.V., Belgian Branch	18,750,000	37,500,000
J.P. Morgan Securities plc	18,750,000	37,500,000
Mizuho International plc	18,750,000	37,500,000

Total	€500,000,000	€1,000,000,000

The Notes are new issues of securities for which no established trading market exists. Although we intend to apply to list each tranche of Notes on the New York Stock Exchange, no assurance can be given that we will be able to list either tranche of Notes. Even if the Notes are listed, no assurance can be given that an active trading market for the Notes will develop or be maintained. If an active trading market does not develop or is not maintained for the Notes, Noteholders may not be able to resell them at all or at prices acceptable to them. The Underwriters may from time to time make a market in either tranche of Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will develop, continue or be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the public offering prices set forth on the cover page of this pricing supplement. After the Notes are released for sale, the Underwriters may change the offering prices and the other selling terms. The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the Terms Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to provide the Underwriters an underwriting discount of 0.1000% of the principal amount of the 2022 Notes and 0.3188% of the principal amount of the 2024 Notes in connection with this offering. The expenses of this offering, not including the underwriting discount, are estimated at approximately $80,000 and are payable by us.

In connection with this offering, Deutsche Bank AG, London Branch, on behalf of the Underwriters, is permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in a tranche of Notes in connection with this offering by selling more Notes of such tranche than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes of such tranche in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position may cause the prices of such Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

It is expected that delivery of the Notes will be made against payment therefor on or about April 20, 2020, which will be the third U.S. business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two U.S. business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the two U.S. business days before the original issue date of such tranche will be required to specify alternative settlement arrangements to prevent a failed settlement.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for AHFC and its subsidiaries, for which they received or will receive customary fees and expenses. In addition, certain affiliates of the Underwriters are or have been lenders under AHFC’s and its subsidiaries’ credit facilities and term loans, for which they have received or will receive fees under agreements they have entered into with AHFC or its subsidiaries. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank AG, London Branch, is the trustee under the Indenture governing the Notes and the paying agent, registrar and transfer agent for the Notes offered hereby.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of AHFC or its subsidiaries. If any of the Underwriters or their affiliates have a lending relationship with AHFC or its subsidiaries, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to AHFC or its subsidiaries consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in AHFC’s or its subsidiaries’ securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain of the Underwriters are not broker-dealers registered with the Securities and Exchange Commission, and therefore may not make sales of any Notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent any Underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers or otherwise in accordance with the applicable U.S. securities laws and regulations.

AHFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities.

Prohibition of Sales to EEA and UK Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to AHFC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the UK.

LEGAL MATTERS

In the opinion of David Peim, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the Trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the Trustee and other matters, all as stated in the letter of such counsel dated August 8, 2019 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-233119) filed with the Securities and Exchange Commission on August 8, 2019.

Certain legal matters in connection with this offering will be passed upon for us by O’Melveny & Myers LLP. Sidley Austin LLP, New York, New York and London, UK, will act as counsel to the Underwriters in this offering. Sidley Austin LLP from time to time represents AHFC in connection with certain legal matters.